Exhibit 1.02

Oshkosh Corporation
Conflict Minerals Report
for the Year Ended December 31, 2013

This conflict minerals report on Form SD for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

If a registrant determines that any of the tin, tungsten, tantalum, and gold (“3TG”) in its products may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or has reason to believe that any of the 3TG in its products may have originated in the Covered Countries, and has reason to believe that they may not be from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the 3TG.

1.                                      Company Overview

Oshkosh Corporation, including its subsidiaries, is committed to responsible supply chain management and to procuring materials from suppliers which respect the human rights and individual dignity of all participants within the supply chain. The investigations, disclosure, and reporting requirements we have undertaken associated with conflict minerals as defined by the Rule are consistent with these commitments.

We are taking appropriate actions to fully implement the requirements of the U.S. legislation related to human rights within the 3TG supply chain.  We support the responsible mining and sourcing of 3TG within the Covered Countries and do not knowingly procure parts found to finance armed groups within the Covered Countries.

Oshkosh is a leading designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies.  The Company maintains four reportable segments:

•                        Access equipment — aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights, as well as wreckers and carriers.

•                        Defense — tactical trucks, trailers and supply parts and services sold to the U.S. military and to other militaries around the world.

•                        Fire & emergency — custom and commercial firefighting vehicles and equipment, airport rescue and firefighting (ARFF) vehicles, snow removal vehicles, simulators, and broadcast vehicles.

•                        Commercial — concrete mixers, refuse collection vehicles, portable and stationary concrete batch plants and vehicle components, as well as field service vehicles and truck mounted cranes.

We believe that 3TG are likely to be found in nearly all of our products as they are ubiquitous in our industry.  Our products contain engines, electronic control modules, electrical harnesses, weld wire, and microprocessors which are used as production inputs by all manufacturers in the vehicle and transportation equipment industry and, in some cases, are known to contain 3TG.

Our supply chain includes approximately 4,000 different direct (or Tier 1) material suppliers, and we estimate that there may be up to 7 tiers of suppliers and sub-suppliers between the Company and a smelter that processes 3TG that is contained in a particular product.  In addition, in compliance with U.S. Government procurement rules, regulations, and guidelines, our Defense segment supports hundreds of small businesses that have limited resources and minimal technical expertise with which to perform detailed investigations of their 3TG supply chains.  For these reasons, it is an inherently difficult task to ascertain the ultimate source of 3TG in the products we manufacture.

2.                                      Actions Taken in Support of Our Conflict Minerals Program

In support of our conflict minerals program we have taken specific actions to bolster our understanding of the 3TG within our supply chain.

Framework

We designed our compliance measures to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Internal Dedicated Team

We assembled a dedicated, cross functional implementation team comprised of newly created staff level positions, as well as experienced leaders to facilitate the conflict minerals inquiry process.  This implementation team is comprised of subject matter experts from finance, supply chain, legal, sustainability, and engineering and is overseen by a steering committee of senior leaders from those same disciplines.  Monthly reviews with the steering team and quarterly reviews with our senior executive management ensure continued progress toward implementation and compliance.

Training – Internal and External

As part of our program, we offered our suppliers conflict minerals training by an industry leading compliance firm and arranged for subject matter experts to be available to answer suppliers’ questions on an as needed basis.  We provided each supplier a copy of the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI) template (the “EICC-GeSI template”) and made those same resources available to answer questions on the content, purpose, and format of the template. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in the direct supplier’s products.

We engaged in a comprehensive internal communication and training plan for both existing and new employees.  Multiple training events were held for our internal supply chain employees across the organization, and we added conflict minerals content to certain portions of our new employee training programs.

Conflict Minerals Policy

Oshkosh created and adopted complementary internal and external conflict minerals policies that speak to our processes surrounding conflict minerals and the shared expectations we place on both our internal employees and our external suppliers.  The internal policy has been incorporated into our company-wide, global compliance framework, and the external policy can be found on Oshkosh Corporation’s website at the following location: www.oshkoshcorp.com under the “About Oshkosh” section under the “Corporate Governance” tab and within the “Policies and Guidelines” link.

Supplier Terms and Conditions and Supplier Code of Conduct

Our supplier code of conduct addresses expected behaviors for our suppliers regarding acceptable working conditions for any company supplying product to Oshkosh.  In addition, the commercial terms and conditions that govern our business relationships with suppliers have been updated to require our suppliers to develop processes to ensure that they understand the origin of their products with the goal of taking steps needed to ensure their products are not produced with minerals that finance armed groups in the Covered Countries.

Grievance Mechanism

In addition to our longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, we have established specific conflict minerals communication pathways to ensure all risks and concerns are surfaced and addressed.

Records Maintenance

We have retained all relevant documentation from our surveys and due diligence that we describe below.

3.                                      Reasonable Country of Origin Inquiry and Due Diligence

Supplier Surveys

We designed a process to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries.  Due to the complexity and depth of our supply base, we chose to conduct a survey of the suppliers who represented the majority of our expenditures in 2013 and highlighted suppliers for further follow up if the nature of the component supplied suggested a greater likelihood of containing 3TG.  We assessed our industry, as well as others, and confirmed that this risk-based approach is consistent with how many of our global manufacturing peer companies are addressing the issue.

We conducted a survey of our direct suppliers using the EICC-GeSI template. Our approach resulted in us surveying direct material suppliers representing in excess of 90% of our 2013 expenditures for direct materials and components.

Survey Responses and Follow-up Engagement

During our survey process, we made at least three follow-up inquiries to each supplier who did not respond to our initial survey.  These follow-up efforts included two electronic and at least one person-to-person engagement. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.

The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier provides to us.  In most cases the supplier was unable to specify the smelters or refiners used for components supplied to Oshkosh.  We were therefore unable to determine whether any of the 3TG that these suppliers reported was contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.  Further, as noted above, we have suppliers who, because they are small and/or privately held entities, are not required to disclose information related to conflict minerals or are challenged by limited resources, and were less able to provide information.

Substantially all of the responses received did not provide a compelling basis for us to conclude that 3TG in parts supplied to us were sourced in a Covered Country.  In the small number of cases where our process indicated risk of 3TG sourced in a Covered Country we solicited additional information regarding whether the minerals reported were actually contained in the parts supplied to us, whether any of the 3TG that these suppliers reported in fact originated in a Covered Country, and whether any of the 3TG that these suppliers reported benefit armed groups in Covered Countries. Despite these efforts, we did not receive any additional information on these subjects for this reporting period.

4.                                      Future Actions to Improve Our Processes

Oshkosh intends to take the following steps relating to the next reporting period to further our conflict minerals program:

a.              Enhance our data mining and information extraction processes to identify potential 3TG risks within our supply chain to improve our ability to fully disclose, evaluate, and address those risks.

b.              Engage directly with our suppliers to increase the response rate and improve the content of our supplier survey responses.

c.               Further engage suppliers with 3TG content in the products they provide to improve our understanding of their supply chains.

d.              Continue to work within industry established frameworks, our trade associations, and other groups to define and improve best practices related to conflict minerals.